REGNUM CORP.

1541 Ocean Avenue

Santa Monica, CA 90401

Tel: (310) 881-6954

February 13, 2018

VIA EMAIL AND EDGAR

Jim Dunn

Jean Yu

Julie Griffith

Justin Dobbie - Legal Branch Chief

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

100 F. Street, N.E.

Washington, D.C. 20549

GriffithJ@SEC.GOV

Re:	Regnum Corp. Registration Statement on Form S-1 Filed January 23, 2018 File No. 333-222083

Dear Sirs/Mesdames:

This correspondence of Regnum Corp., a Nevada corporation (the “Company”) is in reference to the submission by the Company of an amended registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), filed on January 23, 2018. We are in receipt of your email to the Company, dated February 6, 2018, and this letter is written in response thereto. We have reproduced your 5 comments below, highlighted in bold, with our responses following immediately thereafter.

Risk Factors, page 12

Risks Related to our Business, page 12

1.	COMMENT. We note your response to comment 5. Please revise your disclosure to name the independent production company, and to explain how you control the intellectual property rights, whether by direct ownership, copyright, licensing or some other arrangement. We note your disclosure on page 33 that “To-date, the Company has not yet filed for copyright protection or otherwise protected our products, but in the future we intend to maintain intellectual property rights in our products.” Please reconcile these disclosures.

RESPONSE: We have revised the risk factor to name the independent production company and to explain that we control the rights to properties through direct ownership. We also reconciled our disclosure on page 33 to clarify that although we have direct ownership of and control full rights to the materials we acquired we have not filed for or otherwise registered intellectual property rights in our products.

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

February 13, 2018

Use of Proceeds, page 26

2.	COMMENT. Please revise the table to deduct the entire $19,400 in estimated offering expenses from the gross proceeds.

RESPONSE: We revised the table to deduct the entire $19,400 in estimated offering expenses from the gross proceeds as requested.

Description of the Business, page 32

Business Development, page 32

3.	COMMENT. Please refer to the revised disclosure at the bottom of page 32. Please provide a risk factor explaining the risks inherent in the types of alternative financing that you propose to undertake should the offering not achieve its maximum.

RESPONSE: We have provided the additional risk factor as requested explaining the risks inherent in alternative financing arrangements.

Exhibits and Financial Statement Schedules, page 49

4.	COMMENT. We note that the Option and Purchase Agreement (Exhibit 10.1) states that Regnum owns the screenplay entitled “Hot Sands,” and each of the Literary Purchase Agreements (Exhibits 10.2, 10.3 and 10.4) states that Regnum “is the sole and exclusive owner throughout the world of all rights in and to the literary work [referenced in the contract].” Please reconcile this with the disclosure on page 33 that the company does not currently hold any copyright or intellectual property rights, or advise.

RESPONSE: We expanded our disclosure on page 33 to add that we have direct ownership with full rights to all acquired scripts and manuscripts.

Exhibit 99.1

5.	COMMENT. We note your response to our prior comment 17 and reissue. Your subscription agreement appears to contemplate an offering that is exempt from registration. Please revise or advise.

RESPONSE: We have provided the appropriate subscription agreement.

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

February 13, 2018

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

REGNUM CORP.

/s/ Tiffani Jones
Tiffiani Jones
Chief Executive Officer